Exhibit 12.1

GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2011
and the year to date March 31, 2012

						Three
						Months
						Ended
	Year ended December 31,					March 31,
	2007	2008	2009	2010	2011	2012
	-----------------------------------Thousands of Dollars-----------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,253,532	$1,401,995	$1,236,111	$1,414,245	$1,781,406	$261,928
Distributed income of equity investees	2,622	4,278	363	2,849	13,830	2,020
Interest expense, net of amounts capitalized	343,461	345,415	385,889	375,336	342,935	90,558
Interest component of rental expense	10,416	17,309	21,523	42,467	59,943	16,951
Amortization of capitalized interest	41	40	41	40	40	10
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
AFUDC - Debt funds	28,440	39,573	39,719	54,253	36,952	5,542
Earnings as defined	$1,638,512	$1,808,610	$1,683,646	$1,889,190	$2,235,106	$377,009

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$268,772	$324,117	$371,341	$377,011	$362,030	$86,466
Interest on affiliated loans	65,413	22,295	13,045	12,526	9,340	119
Interest on interim obligations	8,463	3,114	538	0	0	848
Amort of debt disc, premium and expense, net	18,344	19,906	20,241	21,492	22,497	5,656
Other interest charges	11,137	15,790	20,573	18,657	(13,834)	3,034
Interest component of rental expense	10,416	17,309	21,523	42,467	59,943	16,951
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
Fixed charges as defined	$382,545	$402,531	$447,261	$472,153	$439,976	$113,074

RATIO OF EARNINGS TO FIXED CHARGES	4.28	4.49	3.76	4.00	5.08	3.33